UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Medigus Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 1.00 per share

(Title of Class of Securities)

58471G201

(CUSIP Number)

Kfir Silberman

L.I.A. Pure Capital Ltd.

20 Raoul Wallenberg Street

Tel Aviv, Israel 6971916

+972-3-7175777

Kfir Silberman

L.I.A. Pure Capital Ltd.

20 Raoul Wallenberg Street

Tel Aviv, Israel 6971916

+972-3-7175777

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

April 24, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OR REPORTING PERSON L.I.A. Pure Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,063,920(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,063,920(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,063,920(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%(2)
14	TYPE OF REPORTING PERSON CO

(1)	Includes (i) 670,000 ordinary shares held by L.I.A Pure Capital Ltd., (ii) 2,893,920 ordinary shares underlying 144,696 ADSs held by L.I.A Pure Capital Ltd. and (iii) 1,500,000 ordinary shares underlying 75,000 Series C Warrants held by L.I.A. Pure Capital.

(2)	Based on 82,598,738 ordinary shares outstanding as of April 15, 2020 (based on the Registrant’s annual report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 21, 2020).

1	NAME OR REPORTING PERSON Kfir Silberman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,063,920(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,063,920(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,063,920(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 670,000 ordinary shares held by L.I.A Pure Capital Ltd., (ii) 2,893,920 ordinary shares underlying 144,696 ADSs held by L.I.A Pure Capital Ltd. and (iii) 1,500,000 ordinary shares underlying 75,000 Series C Warrants held by L.I.A. Pure Capital.

(2)	Based on 82,598,738 ordinary shares outstanding as of April 15, 2020 (based on the Registrant’s annual report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 21, 2020).

The undersigned, L.I.A Pure Capital Ltd. or Pure Capital, a company owned by Kfir Silberman, and Kfir Silberman (collectively, the “Reporting Persons”), hereby file this Amendment No. 4 to Schedule 13D (the “Schedule 13D” or “Schedule”), previously filed on September 8, 2018, with respect to the ordinary shares of par value NIS 1.00 per share (“Ordinary Share”), of the Registrant. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in Schedule 13D.

Item 5. Interest in Securities of the Issuer.

On April 24, 2020, Pure Capital sold 78,000 ADSs representing 1,560,000 Ordinary Shares, on the at prices ranging between $2.27 to $2.99. In addition, on April 24, 2020, Pure Capital purchased 1,000 ADS representing 20,000 Ordinary Shares at a price per ADS of $2.2

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended by adding the following paragraph:

On May 1, 2019, Pure Capital entered into a consulting agreement with the Registrant for the provision of business development and strategic consulting services, including ongoing consulting to the Registrant, its management and its chief executive officer in the fields of M&A and investment activities. In consideration for its services, Pure Capital is entitled to a monthly fee of NIS 40,000 (approximately $11,500), a finder’s fee of 5% of any investment of equity or debt introduced by him to the Registrant and reimbursement of expenses of up to $1,000 per month. In connection with the transaction between Medigus Ltd. and Algomizer, Pure Capital received a finder’s fee of $125,000.

Item 7. Material to be Filed as Exhibits

Exhibit A	Amended and Restated Consulting Agreement by and between Medigus Ltd. and L.I.A Pure Capital Ltd. dated May 1, 2019(1)
Exhibit B	Transactions in the ADSs of the Issuer During the Last 60 Days(2)

(1)	Previously filed with the Securities and Exchange Commission on April 21, 2020, as an exhibit to the Registrant’s Annual Report on Form 20-F (File No 001-37381) and incorporated by reference herein.
(2)	Attached hereto.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KFIR SILBERMAN

/s/ Kfir Silberman
Kfir Silberman

L.I.A. PURE CAPITAL LTD.

/s/ Kfir Silberman
Kfir Silberman

Dated: April 28, 2020

Exhibit B

Transactions in the ADSs of the Issuer During the Last 60 Days

The following tables sets forth all transactions in the American Depository Shares (ADSs) effected in the past sixty days by the Reporting Person. Except as otherwise noted, all such transactions were affected in the open market through brokers and the price per ADS is exclusive of commissions.

Trade Date	ADSs Sold	Price Per ADS
April 24, 2020	5,000	$2.99
April 24, 2020	4,000	$2.89
April 24, 2020	2,000	$2.79
April 24, 2020	3,000	$2.75
April 24, 2020	2,000	$2.72
April 24, 2020	746	$2.67
April 24, 2020	2,380	$2.66
April 24, 2020	2,000	$2.32
April 24, 2020	760	$2.27
April 24, 2020	3,000	$2.8
April 24, 2020	3,000	$2.75
April 24, 2020	3,000	$2.7
April 24, 2020	3,000	$2.65
April 24, 2020	3,000	$2.6
April 24, 2020	3,000	$2.55
April 24, 2020	9,974	$2.5
April 24, 2020	3,000	$2.6
April 24, 2020	2,000	$2.45
April 24, 2020	2,000	$2.41
April 24, 2020	5,000	$2.46
April 24, 2020	3,000	$2.9
April 24, 2020	4,022	$2.7
April 24, 2020	3,000	$2.8
April 24, 2020	908	$2.68
April 24, 2020	1,346	$2.69
April 24, 2020	620	$2.67
April 24, 2020	900	$2.28
April 24, 2020	1,340	$2.29
April 24, 2020	25	$2.51
April 24, 2020	1	$2.52
April 24, 2020	828	$2.71

Total	78,000	$2.65

Trade Date	ADSs Purchased	Price Per ADS
April 24, 2020	1,000	$2.20

Total	1,000	$2.20